Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2025

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
($ millions, except as otherwise noted)	Note	2025	2024	2025	2024
Sales	2, 8	10,438	10,156	15,538	15,545
Freight, transportation and distribution		240	240	466	478
Cost of goods sold		7,023	7,004	10,577	10,618
Gross Margin		3,175	2,912	4,495	4,449
Selling expenses		951	1,008	1,708	1,802
General and administrative expenses		148	158	300	312
Provincial mining taxes		97	68	165	136
Share-based compensation expense		49	10	91	16
Impairment of assets		-	530	-	530
Foreign exchange loss, net of related derivatives	5	22	285	29	328
Other expenses	3	126	9	194	62
Earnings Before Finance Costs and Income Taxes		1,782	844	2,008	1,263
Finance costs		155	162	334	341
Earnings Before Income Taxes		1,627	682	1,674	922
Income tax expense	4	398	290	426	365
Net Earnings		1,229	392	1,248	557
Attributable to
Equity holders of Nutrien		1,221	385	1,232	543
Non-controlling interest		8	7	16	14
Net Earnings		1,229	392	1,248	557

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)
Basic		2.51	0.78	2.52	1.10
Diluted		2.50	0.78	2.52	1.10
Weighted average shares outstanding for basic EPS		487,396,000	494,646,000	488,391,000	494,608,000
Weighted average shares outstanding for diluted EPS		487,598,000	494,915,000	488,563,000	494,851,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
($ millions, net of related income taxes)		2025	2024	2025	2024
Net Earnings		1,229	392	1,248	557
Other comprehensive income (loss)
Item that will not be reclassified to net earnings:
Net fair value gain (loss) on investments		-	36	(18)	18
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		162	9	201	(57)
Other		22	(1)	26	(19)
Other Comprehensive Income (Loss)		184	44	209	(58)
Comprehensive Income		1,413	436	1,457	499
Attributable to
Equity holders of Nutrien		1,404	429	1,440	486
Non-controlling interest		9	7	17	13
Comprehensive Income		1,413	436	1,457	499

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
($ millions)	Note	2025	2024	2025	2024
Operating Activities
Net earnings		1,229	392	1,248	557
Adjustments for:
Depreciation and amortization		614	586	1,185	1,151
Share-based compensation expense		49	10	91	16
Impairment of assets		-	530	-	530
(Recovery of) provision for deferred income tax		(48)	23	32	51
Net distributed earnings of equity-accounted investees		90	88	85	38
Fair value adjustment to derivatives	5	2	187	8	186
Loss related to financial instruments in Argentina	3	-	15	-	34
Long-term income tax receivables and payables		54	(35)	16	8
Other long-term assets, liabilities and miscellaneous		(39)	5	(40)	70
Cash from operations before working capital changes		1,951	1,801	2,625	2,641
Changes in non-cash operating working capital:
Receivables		(2,462)	(2,555)	(2,605)	(2,812)
Inventories and prepaid expenses and other current assets		2,894	3,222	1,620	1,892
Payables and accrued charges		155	(661)	(184)	(401)
Cash Provided by Operating Activities		2,538	1,807	1,456	1,320
Investing Activities
Capital expenditures [1]		(424)	(526)	(724)	(879)
Business acquisitions, net of cash acquired		-	(4)	(11)	(4)
(Purchase of) proceeds from investments, held within three months, net		(53)	3	(69)	(15)
Purchase of investments		(91)	(107)	(93)	(111)
Proceeds from sale of investments	5	93	18	276	18
Net changes in non-cash working capital		10	5	(78)	(85)
Other		(30)	(3)	(39)	(32)
Cash Used in Investing Activities		(495)	(614)	(738)	(1,108)
Financing Activities
(Repayment of) proceeds from debt, maturing within three months, net		(578)	(1,215)	334	(289)
Proceeds from debt	6	-	998	998	998
Repayment of debt	6	(531)	(75)	(535)	(89)
Repayment of principal portion of lease liabilities		(106)	(106)	(216)	(202)
Dividends paid to Nutrien’s shareholders	7	(268)	(266)	(533)	(527)
Repurchase of common shares, inclusive of related tax	7	(105)	-	(253)	-
Issuance of common shares		26	8	29	9
Other		(10)	(28)	(31)	(36)
Cash Used in Financing Activities		(1,572)	(684)	(207)	(136)
Effect of Exchange Rate Changes on Cash and Cash Equivalents		21	(1)	23	(13)
Increase in Cash and Cash Equivalents		492	508	534	63
Cash and Cash Equivalents – Beginning of Period		895	496	853	941
Cash and Cash Equivalents – End of Period		1,387	1,004	1,387	1,004
Cash and cash equivalents is composed of:
Cash		1,228	953	1,228	953
Short-term investments		159	51	159	51
		1,387	1,004	1,387	1,004
Supplemental Cash Flows Information
Interest paid		220	216	352	348
Income taxes (received) paid		(19)	83	(12)	133
Total cash outflow for leases		139	153	289	284

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended June 30, 2025 of $398 million and $26 million (2024 – $491 million and $35 million), respectively, and for the six months ended June 30, 2025 of $677 million and $47 million (2024 – $815 million and $64 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

Balance – December 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	543	543	14	557

Other comprehensive loss	-	-	-	(56)	(1)	(57)	-	(57)	(1)	(58)

Dividends declared [1]	-	-	-	-	-	-	(532)	(532)	-	(532)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(26)	(26)

Effect of share-based compensation including issuance of common shares	153,808	8	3	-	-	-	-	11	-	11

Transfer of net loss on cash flow hedges	-	-	-	-	8	8	-	8	-	8

Other	-	-	-	(2)	-	(2)	-	(2)	-	(2)

Balance – June 30, 2024	494,705,538	13,846	86	(344)	(3)	(347)	11,542	25,127	32	25,159

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	1,232	1,232	16	1,248

Other comprehensive income	-	-	-	200	8	208	-	208	1	209

Shares repurchased for cancellation (Note 7)	(4,741,786)	(133)	(10)	-	-	-	(114)	(257)	-	(257)

Dividends declared [1]	-	-	-	-	-	-	(533)	(533)	-	(533)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(21)	(21)

Effect of share-based compensation including issuance of common shares	581,799	35	(3)	-	-	-	-	32	-	32

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net loss on cash flow hedges	-	-	-	-	1	1	-	1	-	1

Other	-	-	-	(2)	-	(2)	1	(1)	-	(1)

Balance – June 30, 2025	486,865,459	13,650	55	(339)	4	(335)	11,719	25,089	31	25,120

1 During the six months ended June 30, 2025, we declared dividends of $1.09 per share (2024 - $1.08 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at June 30		As at December 31,

($ millions)	Note	2025	2024	2024

Assets

Current assets

Cash and cash equivalents		1,387	1,004	853

Receivables	8	8,086	8,123	5,390

Inventories		5,576	5,298	6,148

Prepaid expenses and other current assets		566	663	1,401

		15,615	15,088	13,792

Non-current assets

Property, plant and equipment		22,496	22,198	22,604

Goodwill		12,121	12,094	12,043

Intangible assets		1,745	1,912	1,819

Investments	5	407	703	698

Other assets		871	996	884

Total Assets		53,255	52,991	51,840

Liabilities

Current liabilities

Short-term debt		1,882	1,571	1,534

Current portion of long-term debt	6	538	1,012	1,037

Current portion of lease liabilities		363	364	356

Payables and accrued charges		8,991	9,024	9,118

		11,774	11,971	12,045

Non-current liabilities

Long-term debt	6	9,867	9,399	8,881

Lease liabilities		988	1,024	999

Deferred income tax liabilities		3,512	3,615	3,539

Pension and other post-retirement benefit liabilities		232	245	227

Asset retirement obligations and accrued environmental costs		1,536	1,406	1,543

Other non-current liabilities		226	172	164

Total Liabilities		28,135	27,832	27,398

Shareholders’ Equity

Share capital	7	13,650	13,846	13,748

Contributed surplus		55	86	68

Accumulated other comprehensive loss		(335)	(347)	(515)

Retained earnings		11,719	11,542	11,106

Equity holders of Nutrien		25,089	25,127	24,407

Non-controlling interest		31	32	35

Total Shareholders’ Equity		25,120	25,159	24,442

Total Liabilities and Shareholders’ Equity		53,255	52,991	51,840

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2025

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2024 annual audited consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2024 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2024 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. These interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on August 6, 2025.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core business. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments received are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Assets – as at June 30, 2025	23,241	14,110	11,651	2,501	2,683	(931)	53,255

Assets – as at December 31, 2024	22,149	13,792	11,603	2,453	2,571	(728)	51,840

Unaudited

	Three Months Ended June 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	7,959	992	1,104	382	1	-	10,438

– intersegment	-	93	309	67	-	(469)	-

Sales – total	7,959	1,085	1,413	449	1	(469)	10,438

Freight, transportation and distribution	-	94	153	53	-	(60)	240

Net sales	7,959	991	1,260	396	1	(409)	10,198

Cost of goods sold	5,941	440	744	363	-	(465)	7,023

Gross margin	2,018	551	516	33	1	56	3,175

Selling expenses (recovery)	948	2	8	1	(2)	(6)	951

General and administrative expenses	44	2	6	1	95	-	148

Provincial mining taxes	-	97	-	-	-	-	97

Share-based compensation expense	-	-	-	-	49	-	49

Foreign exchange loss, net of related derivatives	-	-	-	-	22	-	22

Other expenses	54	8	1	7	46	10	126

Earnings (loss) before finance costs and income taxes	972	442	501	24	(209)	52	1,782

Depreciation and amortization	177	188	166	68	15	-	614

EBITDA	1,149	630	667	92	(194)	52	2,396

Restructuring costs	-	-	-	-	21	-	21

Share-based compensation expense	-	-	-	-	49	-	49

ARO/ERL related expenses for non-operating sites	-	-	-	-	(2)	-	(2)

Foreign exchange loss, net of related derivatives	-	-	-	-	22	-	22

Adjusted EBITDA	1,149	630	667	92	(104)	52	2,486

Unaudited

	Three Months Ended June 30, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	8,074	750	948	384	-	-	10,156

– intersegment	-	86	239	67	-	(392)	-

Sales – total	8,074	836	1,187	451	-	(392)	10,156

Freight, transportation and distribution	-	80	159	57	-	(56)	240

Net sales	8,074	756	1,028	394	-	(336)	9,916

Cost of goods sold	6,045	359	650	361	-	(411)	7,004

Gross margin	2,029	397	378	33	-	75	2,912

Selling expenses (recovery)	1,005	3	8	2	(3)	(7)	1,008

General and administrative expenses	51	1	5	3	98	-	158

Provincial mining taxes	-	68	-	-	-	-	68

Share-based compensation expense	-	-	-	-	10	-	10

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	285	-	285

Other expenses (income)	41	4	(78)	8	26	8	9

Earnings (loss) before finance costs and income taxes	597	321	248	20	(416)	74	844

Depreciation and amortization	196	151	151	68	20	-	586

EBITDA	793	472	399	88	(396)	74	1,430

Share-based compensation expense	-	-	-	-	10	-	10

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	15	-	15

ARO/ERL related income for non-operating sites	-	-	-	-	(35)	-	(35)

Foreign exchange loss, net of related derivatives	-	-	-	-	285	-	285

Adjusted EBITDA	1,128	472	594	88	(121)	74	2,235

Unaudited

	Six Months Ended June 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,049	1,758	1,996	720	15	-	15,538

– intersegment	-	188	491	134	-	(813)	-

Sales – total	11,049	1,946	2,487	854	15	(813)	15,538

Freight, transportation and distribution	-	211	273	98	-	(116)	466

Net sales	11,049	1,735	2,214	756	15	(697)	15,072

Cost of goods sold	8,345	820	1,407	724	4	(723)	10,577

Gross margin	2,704	915	807	32	11	26	4,495

Selling expenses (recovery)	1,703	5	15	3	(5)	(13)	1,708

General and administrative expenses	88	4	12	3	193	-	300

Provincial mining taxes	-	165	-	-	-	-	165

Share-based compensation expense	-	-	-	-	91	-	91

Foreign exchange loss, net of related derivatives	-	-	-	-	29	-	29

Other expenses	79	10	13	13	64	15	194

Earnings (loss) before finance costs and income taxes	834	731	767	13	(361)	24	2,008

Depreciation and amortization	361	345	308	140	31	-	1,185

EBITDA	1,195	1,076	1,075	153	(330)	24	3,193

Restructuring costs	-	-	-	-	22	-	22

Share-based compensation expense	-	-	-	-	91	-	91

ARO/ERL related expenses for non-operating sites	-	-	-	-	3	-	3

Foreign exchange loss, net of related derivatives	-	-	-	-	29	-	29

Adjusted EBITDA	1,195	1,076	1,075	153	(185)	24	3,338

	Six Months Ended June 30, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,382	1,571	1,794	798	-	-	15,545

– intersegment	-	192	421	152	-	(765)	-

Sales – total	11,382	1,763	2,215	950	-	(765)	15,545

Freight, transportation and distribution	-	194	276	119	-	(111)	478

Net sales	11,382	1,569	1,939	831	-	(654)	15,067

Cost of goods sold	8,606	717	1,254	733	-	(692)	10,618

Gross margin	2,776	852	685	98	-	38	4,449

Selling expenses (recovery)	1,795	6	15	4	(5)	(13)	1,802

General and administrative expenses	103	5	10	7	187	-	312

Provincial mining taxes	-	136	-	-	-	-	136

Share-based compensation expense	-	-	-	-	16	-	16

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	328	-	328

Other expenses (income)	63	1	(111)	16	80	13	62

Earnings (loss) before finance costs and income taxes	480	704	576	71	(606)	38	1,263

Depreciation and amortization	390	298	287	138	38	-	1,151

EBITDA	870	1,002	863	209	(568)	38	2,414

Share-based compensation expense	-	-	-	-	16	-	16

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	34	-	34

ARO/ERL related income for non-operating sites	-	-	-	-	(32)	-	(32)

Foreign exchange loss, net of related derivatives	-	-	-	-	328	-	328

Adjusted EBITDA	1,205	1,002	1,058	209	(222)	38	3,290

Unaudited

	$		$		$		$
	Three Months Ended June 30				Six Months Ended June 30
($ millions)	2025		2024		2025		2024
Retail sales by product line
Crop nutrients		3,391		3,281		4,585		4,590
Crop protection products		2,666		2,733		3,638		3,847
Seed		1,278		1,434		1,810		1,919
Services and other		286		292		432		448
Merchandise		238		245		427		445
Nutrien Financial		135		133		205		199
Nutrien Financial elimination [1]		(35)		(44)		(48)		(66)

		7,959		8,074		11,049		11,382

Potash sales by geography
Manufactured product

North America		382		353		816		873

Offshore [2]		701		482		1,127		889
Other potash and purchased products		2		1		3		1

		1,085		836		1,946		1,763

Nitrogen sales by product line
Manufactured product

Ammonia		359		351		599		595

Urea and ESN®		530		426		912		792

Solutions, nitrates and sulfates		430		343		751		662
Other nitrogen and purchased products		94		67		225		166

		1,413		1,187		2,487		2,215

Phosphate sales by product line
Manufactured product

Fertilizer		285		291		534		612

Industrial and feed		155		155		306		322

Other phosphate and purchased products		9		5		14		16

		449		451		854		950

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 8) and includes provisional pricing adjustments for the three months ended June 30, 2025 of $27 million (2024 – $(1) million) and the six months ended June 30, 2025 of $58 million (2024 – $11 million).

Note 3 Other expenses (income)

	$		$		$		$
	Three Months Ended June 30				Six Months Ended June 30
($ millions)	2025		2024		2025		2024
Restructuring costs		21		-		22		-
Earnings of equity-accounted investees		(9)		(30)		(14)		(81)
Bad debt expense		38		50		57		63
Project feasibility costs		26		28		41		43
Customer prepayment costs		19		15		37		31
Legal expenses		5		4		7		8
Insurance recoveries		-		(67)		-		(67)
(Gain) loss on natural gas derivatives not designated as hedge		-		(1)		-		2
Loss related to financial instruments in Argentina		-		15		-		34
ARO/ERL related (income) expenses for non-operating sites [1]		(2)		(35)		3		(32)
Other expenses		28		30		41		61
		126		9		194		62

1  ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

Note 4 Income taxes

A separate estimated average annual effective income tax rate was determined and applied individually to the interim period pre-tax earnings for each taxing jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as otherwise noted)	2025	2024	2025	2024
Actual effective tax rate on earnings (%)	23	46	24	42
Actual effective tax rate including discrete items (%)	24	43	25	40
Discrete tax adjustments that impacted the tax rate [1]	22	(23)	27	(20)

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Financial instruments

Foreign currency derivatives

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2025	2024	2025	2024
Foreign exchange loss	31	40	17	30
Hyperinflationary loss	-	20	-	65
(Gain) loss on foreign currency derivatives at fair value through profit or loss	(9)	225	12	233
Foreign exchange loss, net of related derivatives	22	285	29	328

Our financial instruments carrying amount are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $10,405 million and fair value of $9,929 million as at June 30, 2025. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Investments at fair value through other comprehensive income

During the six months ended June 30, 2025, we fully divested our remaining equity ownership interest in Sinofert Holdings Limited, which had been classified as a financial asset measured at fair value through other comprehensive income. Total proceeds from the sale were $193 million and reflected the fair value of the investment at the date of derecognition. A fair value loss of $18 million related to the investment was recognized in the period in other comprehensive income. Upon derecognition, the cumulative unrealized gain previously recognized in other comprehensive income of $27 million was reclassified to retained earnings.

Note 6 Debt

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes repaid in 2025	3.000	April 1, 2025	500

Senior notes issued in 2025	4.500	March 12, 2027	400
Senior notes issued in 2025	5.250	March 12, 2032	600
			1,000

The senior notes issued in the six months ended June 30, 2025, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Unaudited

Note 7 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended June 30		Six Months Ended June 30

($ millions, except as otherwise noted)	2025	2024	2025	2024
Number of common shares repurchased for cancellation	1,878,972	-	4,741,786	-
Average price per share (US dollars)	56.39	-	53.19	-
Total cost, inclusive of tax	108	-	257	-

Subsequent to June 30, 2025, as of August 5, 2025, an additional 990,171 common shares were repurchased for cancellation at a cost of $59 million and an average price per share of $59.93.

Dividends declared

We declared a dividend per share of $0.545 (2024 – $0.54) during the three months ended June 30, 2025, payable on July 18, 2025 to shareholders of record on June 30, 2025.

Note 8 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended June 30, 2025 were $20 million (2024 – $40 million) and the six months ended June 30, 2025 were $77 million (2024 – $71 million).

($ millions)	As at June 30, 2025	As at December 31, 2024
Receivables from Canpotex	425	122
Payables to Canpotex	89	66